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                                                                     Exhibit 12
                                                                     Page 1 of 2



                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                    (In Thousands)
                                      UNAUDITED


                                                      Nine Months Ended
                                                  September 30,   September 30,
                                                      1996            1995

 OPERATING REVENUES                                 $772,260        $741,097

 OPERATING EXPENSES                                  630,900         587,412
   Interest portion of rentals (A)                     3,454           1,785
       Net expense                                   627,446         585,627

 OTHER INCOME:
   Allowance for funds used
     during construction                               1,865           3,456
   Other income/(expense), net                          (735)         55,259
       Total other income                              1,130          58,715

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $145,944        $214,185

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 37,276        $ 36,363
   Other interest (B)                                 12,339          12,499
   Interest portion of rentals (A)                     3,454           1,785
       Total fixed charges                          $ 53,069        $ 50,647

 RATIO OF EARNINGS TO FIXED CHARGES                     2.75            4.23

 Preferred stock dividend requirement               $  1,158        $  1,158
 Ratio of income before provision for
   income taxes to net income (C)                      168.9%          162.1%
 Preferred stock dividend requirement
   on a pretax basis                                   1,956           1,877
 Fixed charges, as above                              53,069          50,647
       Total fixed charges and
         preferred stock dividends                  $ 55,025        $ 52,524

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        2.65            4.08
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                                                                     Exhibit 12
                                                                     Page 2 of 2




                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                    (In Thousands)
                                      UNAUDITED





 NOTES:

 (A) Penelec has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B)   Includes dividends on company-obligated mandatorily redeemable preferred securities of $6,891 for the nine month periods ended September 30, 1996 and
       1995, respectively.

 (C) Represents income before provision for income taxes of $92,875 and $163,538 for the nine month periods ended September 30, 1996 and 1995, respectively, divided by net income of $54,989 and $100,857 respectively for the same periods.
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